Mystic Farm & Distillery, Inc.



ANNUAL REPORT

1212 N Mineral Springs Rd

Durham, NC 27703

(919) 808-1835

https://www.whatismystic.com/

This Annual Report is dated April 10, 2025.

BUSINESS

Company Overview

Mystic Farm & Distillery, Inc. ("Mystic" or "Mystic Farm & Distillery" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. Mystic Farm & Distillery is a small-batch bourbon producer. The Company crafts the North Carolina Piedmont's superior grain, water, oak and aging climate into world-class spirits such as Broken Oak bourbon.

They also provide tours and a unique tasting experience at their 22 acre farm distillery in Durham, North Carolina. Mystic offers a wide range of premium, ultra-premium and luxury spirits.

Business Model

Mystic's products are sold across retail locations, four wine stores, and are planning on opening additional satellite locations.

Based on internal calculations, the Company has a gross margin of approximately 60% for most of its products. The comapny is vertically integrated from field to bottle, with key supplier relationships for all major inputs. The Company also has an events and tour experience/tasting room business.

Corporate Structure

Mystic Farm & Distillery, Inc. was initially organized as Barrister and Brewer LLC, a North Carolina limited liability company on June 11, 2013. Then, effective October 1, 2023, the entity converted to a Delaware C-Corp named Mystic Farm & Distillery, Inc.

Intellectual Property

The company has one trademark: Mystic.

Previous Offerings

Other than the Reg CF round from October 2023 to April 2024, the Company has not had any recent offering of securities in the last three years.


REGULATORY INFORMATION



The company has not previously failed to comply with the requirements of Regulation Crowdfunding;



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2024 Compared to 2023

Revenue

Gross Revenue for fiscal year 2024 increased substantially over the prior year, from $1,218,276.92 to $1,442,729.33

The increased revenue was due to increased sales. The company is frequently being discovered by new customers, and we have made significant upgrades to our facility allowing for more and better customer experiences.

Cost of sales

Cost of sales in 2024 was $672,870.24, an increase from costs of $389,652.01 in fiscal year 2021. The increase reflects the additional costs of goods sold inherent in our production which includes the cost of producing barrels for future aging.

Gross margins

Gross profit in 2023 was $828,624.91 and $769,859.09, this reflects the cost of doubling production in late 2023 through 2024.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, production costs and lease expenses. Expenses in 2024 of $1,396,685.86 almost doubled from $745,608.19 in 2023 as we maintained double previous production, built a new aging and finished goods warehouse, conducted numerous major capital upgrades to our facility, and expanded our marketing programs.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to reinvest earnings into the company. Past cash was primarily generated through sales of our products and our goal is to produce more of our successful products to meet the expanding demand.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $226,113.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Katmar LLC
Amount Owed: $119,270.00
Interest Rate: 0.0%
Maturity Date: January 01, 2027
The company entered into a lease agreement with Katmar LLC, a related party, for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017 and shall be in effect for 10 years. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Then on August 1, 2023, the Company entered into a superseding farm lease agreement with Katmar LLC for renting of agriculture land situated in Durham County (Counties), North Carolina and two buildings. The rent commenced on September 1, 2023 and shall be in effect for 5 year(s). Cash rent is $14,000 per month.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Blitz

Jonathan Blitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, Board Member, Principal Accounting Officer
Dates of Service: June, 2013 - Present
Responsibilities: Jonathan holds day-to-day responsibilities in accounting, tax, spirits production and regulatory matters. He conducts customer facing activities such as tours, experiences, and events. Jonathan receives an annual salary of $96,000. He also owns 24% of the company's equity.

Other business experience in the past three years:

Employer: Katmar LLC
Title: Executive Manager
Dates of Service: December, 2015 - Present
Responsibilities: Real estate management.

Name: Michael Steven Sinclair

Michael Steven Sinclair 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Member, President
Dates of Service: November, 2013 - Present
Responsibilities: Michael runs the front of house bar, product development, direct marketing, manage events, manage bar/event staff, and co-manages business development. He receives an annual salary of $96,000.

Name: Katie Marie Sinclair

Katie Marie Sinclair's current primary role is with NC Central University. Katie Marie Sinclair currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Master Blender, Board Member (Part-Time)
Dates of Service: November, 2013 - Present
Responsibilities: Katie covers board-level management; blending and product development. Katie does not currently receive a salary. She owns 50% of the company's equity.

Other business experience in the past three years:

Employer: NC Central University
Title: Lecturer, GEC Coordinator (Spanish)
Dates of Service: August, 2010 - Present
Responsibilities: Katie teaches elementary-level Spanish as well as courses designed for medical and business professionals. She also coordinates all sections of lower level courses for Spanish department.

Name: Marla Tuchinsky

Marla Tuchinsky's current primary role is with Edward Jones. Marla Tuchinsky currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member (Part-Time)
Dates of Service: June, 2013 - Present
Responsibilities: Marla serves on the board of directors. She does not currently receive a salary. She owns 26% of the company's equity.

Other business experience in the past three years:

Employer: Edward Jones
Title: Senior Consultant
Dates of Service: December, 2022 - Present
Responsibilities: Leadership Development for the top 650

Other business experience in the past three years:

Employer: Duke University School of Medicine
Title: Instructor
Dates of Service: January, 2015 - Present
Responsibilities: Professor in the MMCi program

Other business experience in the past three years:

Employer: Ten Springs Consulting
Title: Principal
Dates of Service: July, 2019 - Present
Responsibilities: Manage client engagements and perform project work. Generally work is related to leadership development, executive coaching, strategy process consulting/facilitation and similar.
Name: Jonathan Blitz

Jonathan Blitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO, Board Member, Principal Accounting Officer
Dates of Service: June, 2013 - Present
Responsibilities: Jonathan holds day-to-day responsibilities in accounting, tax, spirits production and regulatory matters. He conducts customer facing activities such as tours, experiences, and events. Jonathan receives an annual salary of $96,000. He also owns 24% of the company's equity.

Other business experience in the past three years:

Employer: Katmar LLC
Title: Executive Manager
Dates of Service: December, 2015 - Present
Responsibilities: Real estate management.

Name: Michael Steven Sinclair

Michael Steven Sinclair 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Member, President
Dates of Service: November, 2013 - Present
Responsibilities: Michael runs the front of house bar, product development, direct marketing, manage events, manage bar/event staff, and co-manages business development. He receives an annual salary of $96,000.

Name: Katie Marie Sinclair

Katie Marie Sinclair's current primary role is with NC Central University. Katie Marie Sinclair currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Master Blender, Board Member (Part-Time)
Dates of Service: November, 2013 - Present
Responsibilities: Katie covers board-level management; blending and product development. Katie does not currently receive a salary. She owns 50% of the company's equity.

Other business experience in the past three years:

Employer: NC Central University
Title: Lecturer, GEC Coordinator (Spanish)
Dates of Service: August, 2010 - Present
Responsibilities: Katie teaches elementary-level Spanish as well as courses designed for medical and business professionals. She also coordinates all sections of lower level courses for Spanish department.

Name: Marla Tuchinsky

Marla Tuchinsky's current primary role is with Edward Jones. Marla Tuchinsky currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member (Part-Time)
Dates of Service: June, 2013 - Present
Responsibilities: Marla serves on the board of directors. She does not currently receive a salary. She owns 26% of the company's equity.

Other business experience in the past three years:

Employer: Regions Bank
Title: Senior Consultant
Dates of Service: December 2024 - Present

Responsibilities: Leadership Development for the top 650

Other business experience in the past three years:

Employer: Duke University School of Medicine
Title: Instructor
Dates of Service: January, 2015 - Present
Responsibilities: Professor in the MMCi program

Other business experience in the past three years:

Employer: Ten Springs Consulting
Title: Principal
Dates of Service: July, 2019 - Present
Responsibilities: Manage client engagements and perform project work. Generally work is related to leadership development, executive coaching, strategy process consulting/facilitation and similar.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Jonathan Blitz
Amount and nature of Beneficial ownership: 4,800,000
Percent of class: 24.0

Title of class: Class A Voting Common Stock
Stockholder Name: Marla Beth Tuchinsky
Amount and nature of Beneficial ownership: 5,200,000
Percent of class: 26.0

Title of class: Class A Voting Common Stock
Stockholder Name: Katie Marie Sinclair
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Katmar LLC
Names of 20% owners: Katie Sinclair, Marla Tuchinsky, and Jonathan Blitz
Relationship to Company: Katmar LLC is Mystic's landlord. Katmar owns the land and current buildings on Mystic's site, and rents them to Mystic under a long-term lease agreement.
Nature / amount of interest in the transaction: Katmar LLC has the same ownership structure as the raising entity.
Material Terms: On December 20, 2016, the Company entered into a lease agreement with Katmar LLC (the company with the same ownership structure as the raising entity) for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017, and shall be in effect for ten years. The rent paid for 2022 and 2021 are $89,000 and $98,614, respectively. Then on August 1, 2023, the Company entered into a superseding farm lease agreement with Katmar LLC for renting of agriculture land situated in Durham County (Counties), North Carolina and two buildings. The rent commenced on September 1, 2023 and shall be in effect for 5 year(s). Cash rent is $14,000 per month.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1434421 shares outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along. If a majority of the holders of the Company's Class A Voting Common Stock ("Majority Stockholders") elects to sell all of their Common Stock to any person, the Majority Shareholders may, at their option and upon notice to the Class B Stockholders, elect to require all, but not less than all, of the Class B Stockholders bound hereby to sell their Common Stock in such transaction on the same terms and conditions as the Majority Stockholders (including payment of their pro rata share of all costs associated with such transaction). Upon receipt of notice from the Majority Stockholders regarding their election pursuant to this Section, each Class B Stockholder joined or bound to this Agreement: (i) shall be obligated to sell his/her/its Common Stock in such transaction on the same terms and conditions as such selling Majority Stockholders, (ii) shall take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of the Class B Stockholder by the Majority Stockholders, and (iii) hereby appoints the Majority Stockholders, acting jointly, as its attorney-in-fact to do the same on its behalf.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will continue to find sufficient demand for its product or service, that people will continue to think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate sufficient revenue, continue to make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We may need access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. In any other case, a voting proxy shall be in effect. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of firms like ours. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the highly regulated nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Destruction of the Company's inventory due to a fire would cause significant costs that could prohibit the Company's operations. If the Company's inventory were to be destroyed in the event of a fire, a tremendous amount of time and resources would be lost. Because of the nature of the business, this type of destruction may cause the Company to cease operations for a long period of time. To hedge against this risk, the Company has an insurance policy such that our facility can be rapidly brought back online, and business losses will be partly reimbursed. In addition, by dividing our aging inventory into multiple separated structures, it is likely that at least some of our aging inventory would survive a fire.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Mystic Farm & Distillery, Inc.

By   /s/ *Jonathan Blitz*

      Name: <u>Mystic Farm & Distillery, Inc.</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Jonathan Blitz, the CEO and CFO of Mystic Farm & Distillery, Inc., hereby certify that the financial statements of Mystic Farm & Distillery, Inc.and notes thereto for the periods ending 12/31/2023 and 12/31/2024 included in this Form CA-R statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $1,451,046; taxable income of $ -610,121 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th day of April, 2025 (Date of Execution).

___*Jonathan Blitz*___ (Signature)

___CEO & CFO_____ (Title)

___April 9, 2025_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Barrister & Brewer LLC was formed on June 13, 2013 in the state of North Carolina, and underwent a statutory conversion into the new Delaware corporation, Mystic Farm & Distillery, Inc. on October 1, 2023. The financial statements of Mystic Farm & Distillery, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durham,North Carolina.

Mystic Farm & Distillery is a field-to-glass distillery located in the Research Triangle region of central North Carolina. We proudly craft the superior grain, water and aging climate of the North Carolina Piedmont into the world's finest bourbon and other spirits. Mystic's spirits are sold at retail from our distillery, and through the North Carolina Alcohol Beverage Control store system. We operate from a 21+ acre site in Durham and we lease an additional one hundred acres of farmland in Hillsborough North Carolina for grain production.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reportedamount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants woulduse in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and December 31, 2024 respectively. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company was taxed as a Limited Liability Company (LLC) through September 30, 2023. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2024, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company is subject to tax in the United States ("U.S.") for all periods beginning October 1, 2023, and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2017. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no debt, but future lease payments are reported as liabilities per GAAP requirements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The company entered into a lease agreement with Katmar LLC, a related party, for agriculture and related purposes, property, located in Durham County, North Carolina. The lease commenced on January 1, 2017 and shall be in effect for 10 years. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our Class A common stock with par value of

$0.00001. As of the October 1, 2023 conversion, the company has currently issued 20,000,000 shares of our common stock.

We have authorized the issuance of 10,000,000 shares of our Class B non-voting common stock with par value of $0.00001. To date, the company has issued 1,659,421 shares of our Class B non-voting common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company entered into a lease agreement with Katmar LLC, a related party, for the agriculture and related purposes on the headquarters property, located in Durham County, North Carolina. The lease commenced on January 1, 2017 and shall be in effect for 10 years. Katmar is wholly owned by the Class A shareholders, in the same proportions, as the Company. The lease amount is a fair market value lease for the amount of land, buildings, utilities and uses provided thereunder as compared to other properties in the Research Triangle Area. The Company is current on all of its obligations under the lease.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 9, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Mystic Farm & Distillery, Inc.

Statement of Cash Flows

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
OPERATING ACTIVITIES			
Net Income	83,016.72	-618,509.40	$ -535,492.68
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable	-6,612.11	-108,365.18	$ -114,977.29
Employee Advance	-10,671.88		$ -10,671.88
Inventory Asset-1	60.00	119.60	$179.60
Katmar Credit Account	0.00		$0.00
Loan to partner	11,414.98		$11,414.98
Accounts Payable	18,466.19	761.03	$19,227.22
N.C. Department of Revenue Payable	0.00	-766.68	$ -766.68
N.C. Department of Revenue Payable:Sales Tax Payable	-1,439.58	-2,712.23	$ -4,151.81
Payroll Liabilities	0.00	0.00	$0.00
Tips	0.00		$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,217.60**	**-110,963.46**	**$ -99,745.86**
Net cash provided by operating activities	**$94,234.32**	**$ -729,472.86**	**$ -635,238.54**
INVESTING ACTIVITIES			
Business Money Mkt 96233860		-34,992.71	$ -34,992.71
Accumulated Depreciation	17,904.29	198,380.94	$216,285.23
Furniture and Equipment	-21,234.37	-117,613.81	$ -138,848.18
Leasehold Improvements		-288,649.62	$ -288,649.62
Petty Cash		-400.00	$ -400.00
Net cash provided by investing activities	**$ -3,330.08**	**$ -243,275.20**	**$ -246,605.28**
FINANCING ACTIVITIES			
Capital Stock	283,045.61	868,409.43	$1,151,455.04
Partner Distributions	161,529.28		$161,529.28
Retained Earnings	-303,986.17	61,078.98	$ -242,907.19
Net cash provided by financing activities	**$140,588.72**	**$929,488.41**	**$1,070,077.13**
NET CASH INCREASE FOR PERIOD	**$231,492.96**	**$ -43,259.65**	**$188,233.31**

Profit and Loss

Mystic Farm & Distillery, Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL		
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)	JAN 1 - DEC 31 2023 (PY YTD)
Income			
Out of State Sales	38,940.24	950.00	950.00
Sales	1,392,018.05	1,069,882.98	1,069,882.98
Sales of Product Income	11,770.58	147,458.52	147,458.52
Uncategorized Income	0.46	0.42	0.42
Discount Income		-15.00	-15.00
Total for Income	**$1,442,729.33**	**$1,218,276.92**	**$1,218,276.92**
Cost of Goods Sold			
Cost of Goods Sold	659,608.84	374,195.48	374,195.48
Federal Excise Tax Payment	7,567.56	8,336.70	8,336.70
Freight and Shipping Costs	5,693.84	1,768.70	1,768.70
Entertainment Costs		5,351.13	5,351.13
Total for Cost of Goods Sold	**$672,870.24**	**$389,652.01**	**$389,652.01**
Gross Profit	**$769,859.09**	**$828,624.91**	**$828,624.91**
Expenses			
Advertising and Promotion	101,167.35	97,293.36	97,293.36
Bad Debts	28,000.30	2,805.40	2,805.40
Bank Service Charges	521.86	68.53	68.53
Business Licenses and Permits	2,098.00	1,635.62	1,635.62
Computer and Internet Expenses	904.82	1,219.53	1,219.53
Depreciation Expense	207,360.56	17,904.29	17,904.29
Dues and Subscriptions	1,800.25	1,739.10	1,739.10
Equipment Rental	5,949.44		
Farm Costs	60,493.19	33,243.22	33,243.22
Insurance Expense	15,552.57	13,964.59	13,964.59
Janitorial Expense	1,505.00		
Meals and Entertainment	7,851.60	7,602.64	7,602.64
Miscellaneous Expense	15.59	-4,372.02	-4,372.02
Office Supplies	32,395.82	31,231.06	31,231.06
Payroll Expenses	359,293.13	188,581.11	188,581.11
Postage and Delivery	19.78	201.65	201.65
Professional Fees	9,381.33	16,598.00	16,598.00
Purchases	65.99		
Rent Expense	168,000.00	61,000.00	61,000.00
Repairs and Maintenance	153,290.70	72,770.51	72,770.51
Research and Development	149.79	49.90	49.90
Square Fees	10.13	9,011.31	9,011.31
Taxes - Payroll	30,422.29	15,190.95	15,190.95
Taxes - State	167,106.22	149,717.63	149,717.63

Profit and Loss

Mystic Farm & Distillery, Inc.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL		
	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)	JAN 1 - DEC 31 2023 (PY YTD)
Telephone Expense	42.95		
Travel Expense	2,886.53	2,618.56	2,618.56
Utilities	40,258.83	24,539.19	24,539.19
Warranty Claims	141.84	214.49	214.49
Automobile Expense		84.57	84.57
Contract Labor		680.00	680.00
QuickBooks Payments Fees		15.00	15.00
Total for Expenses	**$1,396,685.86**	**$745,608.19**	**$745,608.19**
Net Operating Income	**-$626,826.77**	**$83,016.72**	**$83,016.72**
Other Income			
Interest Earned	8,317.37		
Total for Other Income	**$8,317.37**	**0**	**0**
Other Expenses			
Net Other Income	**$8,317.37**	**0**	**0**
Net Income	**-$618,509.40**	**$83,016.72**	**$83,016.72**

Balance Sheet

Mystic Farm & Distillery, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts		
0951 Cash Management Account	1,741.00	1,741.00
Cash on hand	2,377.87	2,377.87
CD 1	26,427.56	25,000.00
CD 2	26,427.56	25,000.00
CD 3	51,502.18	
CD 4	51,502.18	
Mystic Farm & Distillery Primary	5,018.34	58,193.37
Mystic F&D Holding 1	1,000.00	5,000.00
Mystic F&D Holding 2	1,000.00	80,000.00
Mystic F&D Reserve	5,000.00	10,000.00
Square Bank account (required for Synder)		
Stripe Bank account (required for Synder)		
Yadkin Business Checking	44,115.92	53,603.41
Yadkin Cash Management One	10,000.00	8,456.61
Total for Bank Accounts	**$226,112.61**	**$269,372.26**
Accounts Receivable		
Accounts Receivable	131,720.70	23,355.52
Total for Accounts Receivable	**$131,720.70**	**$23,355.52**
Other Current Assets		
Business Money Mkt 96233860	34,992.71	
Employee Advance	10,671.88	10,671.88
Inventory Asset	16,540.31	16,540.31
Inventory Asset-1	-179.60	-60.00
Katmar Credit Account		
Loan to partner		
Partner Loan		
Raw Materials Inventory		
Uncategorized Asset		
Undeposited Funds		
Vilgalys Credit Account		
Total for Other Current Assets	**$62,025.30**	**$27,152.19**
Total for Current Assets	**$419,858.61**	**$319,879.97**

Mystic Farm & Distillery, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Fixed Assets		
Accumulated Depreciation	-513,140.93	-314,759.99
Furniture and Equipment	408,470.08	290,856.27
Leasehold Improvements	306,257.22	17,607.60
Solar Power System	9,626.20	9,626.20
Total for Fixed Assets	**$211,212.57**	**$3,330.08**
Other Assets		
Cantek Credit Account		
Petty Cash	1,229.00	829.00
Total for Other Assets	**$1,229.00**	**$829.00**
Total for Assets	**$632,300.18**	**$324,039.05**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	97,715.73	96,954.70
Total for Accounts Payable	**$97,715.73**	**$96,954.70**
Credit Cards		
Blitz Credit Card Account		
Sinclair Credit Card Account		
Total for Credit Cards	**0**	**0**
Other Current Liabilities		
Alabama (created by Synder) Payable		
Arkansas (created by Synder) Payable		
Deferred Revenue		
Loan from Sinclair Family		
N.C. Department of Revenue Payable	0	$766.68
Sales Tax Payable		2,712.23
Total for N.C. Department of Revenue Payable	**0**	**$3,478.91**
NC Dep't of Revenue Payable		
New Jersey (created by Synder) Payable		
Payroll Liabilities		
Sales Tax Payable		
Tennessee (created by Synder) Payable		
Tips		
Yadkin Credit Line		
Total for Other Current Liabilities	**0**	**$3,478.91**
Total for Current Liabilities	**$97,715.73**	**$100,433.61**

Balance Sheet

Mystic Farm & Distillery, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Long-term Liabilities		
Loan From Founders		
PPP Loan		
Total for Long-term Liabilities	**0**	**0**
Total for Liabilities	**$97,715.73**	**$100,433.61**
Equity		
Retained Earnings	-80,461.19	-224,556.89
Net Income	-618,509.40	83,016.72
Capital Stock	1,233,555.04	365,145.61
Opening Balance Equity		
Partner Distributions		
Total for Equity	**$534,584.45**	**$223,605.44**
Total for Liabilities and Equity	**$632,300.18**	**$324,039.05**

	Class A Common Stock		Class B Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders'
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	20,000,000	200	1,659,421	1,234,000	-	-	
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	($618,509.40)	(618,509)
Tuesday, December 31, 2024	20,000,000	$ 200	1,659,421	$ 1,234,000	$ -	($618,509.40)	615,691

CERTIFICATION

I, Jonathan Blitz, Principal Executive Officer of Mystic Farm & Distillery, Inc., hereby certify that the financial statements of Mystic Farm & Distillery, Inc. included in this Report are true and complete in all material respects.

Jonathan Blitz

CEO